EXHIBIT 21 – SUBSIDIARIES OF THE REGISTRANT

The listing below includes the subsidiaries of OP-TECH Environmental Services, Inc. (“OP-TECH”).  All subsidiaries are owned 100% by OP-TECH.  OP-TECH does not have ownership interests in any special purpose entities that are not included in the consolidated financial statements.  Both Subsidiaries are inactive as of December 31, 2007.

1. OP-TECH AVIX, Inc. (NY)

2. OP-TECH Environmental Services, Ltd. (Canada)

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